Form 10-K, Exhibit 13
period 1997-12-31
CHASE INDUSTRIES INC
filed 1998-03-31
CIK 928950

                                                                      EXHIBIT 13

This Exhibit 13 contains pages 14 through 37 of the Chase Industries Inc. 1997 Annual Report to Stockholders, which pages are incorporated by reference in answer to certain items of the Annual Report on Form 10K to which this Exhibit 13 is filed.

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

(Unaudited, in thousands, except per share data)

                                                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                          1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
   Net sales .......................................   $ 487,783   $ 366,991   $ 313,097   $ 260,096   $ 212,341
   Cost of goods sold (exclusive of depreciation
      and amortization shown separately below) .....     419,412     311,345     270,022     224,532     189,144
                                                       ---------   ---------   ---------   ---------   ---------
      Gross profit .................................      68,371      55,646      43,075      35,564      23,197
   Selling, general and administrative expenses ....      15,418      12,121       8,264       6,193       5,863
   Depreciation and amortization ...................       9,875       6,710       5,537       5,795       5,555
                                                       ---------   ---------   ---------   ---------   ---------
      Operating income .............................      43,078      36,815      29,274      23,576      11,779
   Interest expense ................................       4,653       2,612       1,530       3,911       5,412
                                                       ---------   ---------   ---------   ---------   ---------
      Income before income taxes
         and extraordinary item ....................      38,425      34,203      27,744      19,665       6,367
   Provision for income taxes ......................      14,603      13,564      11,043       7,111       1,131
                                                       ---------   ---------   ---------   ---------   ---------
      Income before extraordinary item .............      23,822      20,639      16,701      12,554       5,236
   Extraordinary item ..............................          --          --          --          --         814
                                                       ---------   ---------   ---------   ---------   ---------
      Net income ...................................      23,822      20,639      16,701      12,554       6,050
   Preferred stock dividends and accretion .........          --          --          --       2,244       1,293
                                                       ---------   ---------   ---------   ---------   ---------
      Net income available for common stock ........   $  23,822   $  20,639   $  16,701   $  10,310   $   4,757
                                                       =========   =========   =========   =========   =========

BASIC PER SHARE INFORMATION:*
   Average shares outstanding ......................      10,094      10,063      10,061       7,369       6,778
   Income before extraordinary item ................   $    2.36   $    2.05   $    1.66   $    1.40   $     .58
   Extraordinary item ..............................          --          --          --          --         .12
                                                       ---------   ---------   ---------   ---------   ---------
   Net income available for common stock ...........   $    2.36   $    2.05   $    1.66   $    1.40   $     .70
                                                       =========   =========   =========   =========   =========

DILUTED PER SHARE INFORMATION:*
   Average shares outstanding ......................      10,314      10,192      10,099       7,369       6,778
   Income before extraordinary item ................   $    2.31   $    2.02   $    1.65   $    1.40   $     .58
   Extraordinary item ..............................          --          --          --          --         .12
                                                       ---------   ---------   ---------   ---------   ---------
   Net income available for common stock ...........   $    2.31   $    2.02   $    1.65   $    1.40   $     .70
                                                       =========   =========   =========   =========   =========

BALANCE SHEET DATA (AT YEAR END):
   Working capital .................................   $  59,950   $  48,649   $  36,798   $  16,786   $   7,858
   Total assets ....................................     209,501     204,751     103,003      81,542      78,845
   Total debt ......................................      48,209      70,762      18,784      17,018      53,402
   Redeemable preferred stock ......................          --          --          --          --       7,111
   Stockholder's equity (deficit) ..................      98,713      74,333      53,645      36,944      (2,179)

OTHER DATA:
   Operating cash flow .............................   $  18,930   $  39,531   $  21,265   $  21,171   $  15,226
   Capital expenditures ............................      15,774       4,092       4,465       3,391       2,172

* Computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

14 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CORPORATE NAME CHANGE

Effective May 15, 1997, the Company changed its name from Chase Brass Industries, Inc. to Chase Industries Inc. Management's decision to change the name was to eliminate any possible confusion between the parent corporation and its brass rod subsidiary, Chase Brass & Copper Company, Inc. ("CBCC"), as well as to better describe the diversity of the business following the acquisition of Leavitt Tube Company, Inc.

LEAVITT ACQUISITION

On August 30, 1996, the Company acquired, through Leavitt, the assets and operations of the steel tube division of UNR Industries, Inc. ("UNR"), (the "Leavitt Acquisition"). Upon consummation of the Leavitt Acquisition, Leavitt continued operations in the manufacture and sale of structural and mechanical steel tubing and is a leading producer and supplier of steel tubing in the United States. See Note 2 of Notes to Consolidated Financial Statements.

OPERATIONS

The Company, through its wholly owned subsidiaries CBCC and Leavitt, is a leading manufacturer of free-machining and forging brass rod and structural and mechanical steel tubing.

CBCC. CBCC's net sales represent gross sales of brass rod less sales discounts and freight charges. The gross sales price of brass rod consists of a metal price charged to customers and a fabrication price as separate components. Cost of goods sold includes the cost of brass scrap, which is the principal raw material used in the manufacturing process and the primary component of cost of goods sold, as well as the costs of labor, energy and other materials and supplies used in fabricating the brass scrap into finished rod. Therefore, CBCC's profit levels depend primarily on the amount of finished rod shipped, fabrication prices, and the difference between the metal price charged to customers and CBCC's cost of brass scrap.

CBCC obtains approximately 80% of the brass scrap used in its operations from its customers through purchase and tolling arrangements. The metal price charged to customers (the "Metal Selling Price") had been four cents per pound higher than the price at which brass scrap is purchased from customers (the "Metal Buying Price") since December 1994, and in December 1997 was increased to five cents per pound. CBCC also purchases approximately 20% of its brass scrap from scrap dealers at prevailing free-market prices. Free-market prices of brass scrap fluctuate based on the supply of and demand for brass scrap and the prices for copper and zinc (the major components of brass), and generally are less than the Metal Buying Price. Since 1990, free-market prices, as compared to Metal Buying Prices, have been favorable to CBCC by historical standards and the supply of brass scrap in the United States has increased in excess of demand as a result of increased imports of brass rod. Although the increased supply of brass scrap has resulted in continued favorable free-market scrap prices through December 1997, there can be no assurance that such discounts will continue. Decreasing imports of brass rod and increasing demand for brass scrap could cause free-market brass scrap prices to increase, and increased pressure from customers to purchase brass scrap directly from them at the Metal Buying Price could reduce CBCC's ability to take advantage of free-market discounts.

As noted above, CBCC's pricing structure consists of the Metal Selling Price and the fabrication price as separate components. The Metal Selling Price is determined at the time of shipment based on the then-current Metal Buying Price and is not directly affected by fluctuations in free-market brass scrap prices. As a result of this pricing structure, increases and decreases in the Metal Selling Price will affect net sales levels and gross profit as a percentage of sales, even in the absence of an increase or decrease in shipments or the fabrication prices charged to customers, but will have little impact on gross profit levels. However, the quantity of free-market brass scrap purchased by CBCC and changes in the difference between the free-market prices paid for brass scrap and the Metal Buying Price will affect gross profit, even in the absence of an increase or a decrease in shipments or net sales levels.

In addition to sales made under the pricing structure described above, some sales are made on a tolling basis, where the customer consigns brass scrap to CBCC and is charged a fabrication price for processing the brass scrap into finished rod. Tolling transactions affect net sales by the Metal Selling Price that otherwise would be charged to the customer in a sale of finished brass rod. To a lesser extent, tolling transactions also affect gross profit to the extent CBCC is unable to take advantage of the pricing differential on brass scrap purchased and sold. To partially offset the effect of tolling transactions on gross profit, CBCC requires tolling customers to deliver 1.04 pounds of brass scrap in exchange for each pound of finished rod shipped.

Leavitt. Leavitt's financial performance may be impacted by changes in the price it pays for flat-rolled steel, the primary cost component of Leavitt's finished product, based on the market conditions in the domestic and international flat-rolled steel industry. Based on the then-current market


                                                           1997 ANNUAL REPORT 15
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

conditions in the steel tubing industry and the level of capacity utilization, Leavitt may or may not be able to pass the economic impact of steel price changes on to its customers through changes in the selling price. The steel tubing industry is highly fragmented and suppliers may reduce prices or fail to increase prices as a result of steel coil price increases, depending on their individual financial and operational motivation.

GENERAL ECONOMIC AND INDUSTRY CONDITIONS

The demand for the Company's products in the United States and Canada generally is dependent upon business conditions in the industries which use products made from copper alloy rod and structural and mechanical steel tubing. Manufacturers of products used in building and construction and manufacturers of industrial machinery and equipment are the primary users of copper alloy rod. Primary users of steel tubing are non-residential construction, farm equipment and steel tube commercial products manufacturers.

Therefore, the Company's operating results during any given period depend significantly on business conditions in its industries. These activities, in turn, are sensitive to fluctuations in overall economic activity, movement in interest rates and availability of short-and long-term financing. The Company's operating results also depend on its manufacturing capacity, as well as industry production levels and other market factors.

CBCC. During 1997, United States and Canadian apparent consumption of copper alloy rod was approximately 1.1 billion pounds, which included industry shipments of approximately 963 million pounds plus net imports of approximately 130 million pounds. Industry shipments increased nearly 8% over 1996 and net imports increased approximately 35%. CBCC's record 1997 shipments were supported by record industry shipments. Since 1990, apparent consumption has fluctuated based on demand, while over the same period CBCC's shipments have continually increased. Following a decline in 1996, the 1997 increase in net imports reflects foreign suppliers continuing to aggressively attack the domestic copper alloy rod industry by offering lower prices than the domestic mills, resulting in net import levels exceeding historical levels.

The strong 1997 industry demand was predominantly in the industry's largest end use market, building and construction. CBCC targeted specific plumbing customers for growth in this market, which now represents over 50% of CBCC's shipments and is expected to remain strong through 2000. The building and construction market continues to be impacted by the high level of new homes built, a higher use of brass plumbing fixtures per home and a high level of home remodeling, which has increased plumbing fixture demand.

Leavitt. The structural steel tubing industry has substantially more capacity than demand in a highly competitive environment. Leavitt believes its share of this industry is approximately 9%. Use of structural steel tubing in construction is increasing, and Leavitt is working to increase its share of industry shipments. Leavitt has taken a leading role in the North American Steel Tube Institute's hollow-structural sections committee, whose objective is to grow the usage of structural steel tubing in the United States. The goal of the Institute is to educate construction companies, architects and industry executives on the benefits of the use of structural steel in lieu of other products.

1998 Outlook. As a result of the above factors, the Company believes that CBCC and Leavitt shipments will increase in 1998. Management believes that its ability to increase shipments despite fluctuations in demand results from our quality products and emphasis on customer service. However, forecasts of future industry consumption, future levels of imports and future shipments by the Company are forward-looking and are subject to risks and uncertainties, including without limitation those identified below, which could cause actual results to differ materially from historical results or those anticipated. There can be no assurance that 1998 industry consumption will be similar to 1997 levels or the Company's 1998 shipments will increase as anticipated. Actual results and developments in these areas will be affected by the general economic and industry conditions discussed above. Foreign economic activity and the relationship of the U.S. dollar to other currencies also affects import levels and exports of U.S. manufactured products containing parts made from brass rod and steel tube. The Company's 1998 shipments also will be affected by its ability to maintain manufacturing operations at its current levels without significant interruption.

INVENTORIES

At the time of the CBCC and Leavitt Acquisitions, assets purchased, including inventory, were valued at net realizable value in accordance with purchase accounting rules and the Company elected the last-in, first-out ("LIFO") method of inventory accounting for financial reporting purposes. If the first-in, first-out ("FIFO") method for determining cost had been used, at December 31, 1997, inventories would have been approximately $3.0 million higher. Inventories have been written down to lower of cost-or-market and such reduced amounts are considered cost for subsequent periods.


16 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table is derived from the Company's Consolidated Statement of Income for the periods indicated and presents the results of operations as a percentage of net sales:

                                             Year Ended December 31,
--------------------------------------------------------------------------------
                                   1997      1996      1995      1994      1993
                                  ----------------------------------------------
Net sales ....................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold ...........     86.0      84.8      86.2      86.3      89.1
                                  -----     -----     -----     -----     -----
  Gross profit ...............     14.0      15.2      13.8      13.7      10.9
Selling, general and
   administrative
   expenses ..................      3.2       3.3       2.6       2.4       2.7
Depreciation and
   amortization ..............      2.0       1.8       1.8       2.2       2.6
                                  -----     -----     -----     -----     -----
  Operating income ...........      8.8      10.1       9.4       9.1       5.6
Interest expense .............       .9        .7        .5       1.5       2.6
                                  -----     -----     -----     -----     -----
  Income before
   income taxes and
   extraordinary item ........      7.9       9.4       8.9       7.6       3.0
Provision for
   income taxes ..............      3.0       3.7       3.6       2.7        .5
                                  -----     -----     -----     -----     -----
  Income before
   extraordinary item ........      4.9%      5.7%      5.3%      4.9%      2.5%
                                  =====     =====     =====     =====     =====

The following graphs illustrate trends in profitability since 1993 (dollars in millions for years ended December 31):

                                      [NET INCOME AVAILABLE FOR
[OPERATING INCOME CHART]              COMMON STOCK CHART]
FYE       12/31/93       11.8         FYE       12/31/93         4.8
FYE       12/31/94       23.6         FYE       12/31/94        10.3
FYE       12/31/95       29.3         FYE       12/31/95        16.7
FYE       12/31/96       36.8         FYE       12/31/96        20.6
FYE       12/31/97       43.1         FYE       12/31/97        23.8

Operating income increased 38% per annum to $43.1 million in 1997.

Net income available for common stock increased 50% per annum to $23.8 million in 1997.

1997 COMPARED WITH 1996

Net sales increased $120.8 million, or 33%, to $487.8 million in 1997. Gross profit increased $12.7 million, or 23%, to $68.4 million, principally due to record brass rod shipments and the impact of a full year of Leavitt results. Record brass rod shipments were fueled by continued strong demand in the industry's largest end use market, construction and remodeling, as discussed above under "General Economic and Industry Conditions."

Selling, general and administrative ("SG&A") expenses increased $3.3 million, or 27%, to $15.4 million, due primarily to a full year of Leavitt operations. Depreciation and amortization increased $3.2 million, or 47%, due to a full year of Leavitt results and increased depreciation on CBCC capital additions.

As a result of the above factors, operating income increased $6.3 million, or 17%, to $43.1 million in 1997.

Net interest expense increased $2.0 million, or 78%, to $4.7 million due to interest expense incurred on the Leavitt Acquisition debt as well as reduced interest income of $108,000 compared with $720,000 in 1996.

The provision for income taxes increased $1.0 million, or 8%, to $14.6 million in 1997 as a result of a $4.2 million, or 12%, increase in pretax income.

As a result of the above factors, net income increased $3.2 million, or 15%, to $23.8 million in 1997. Basic earnings per share increased to $2.36 from $2.05 in 1996. Diluted earnings per share increased to $2.31 from $2.02 in 1996.

1996 COMPARED WITH 1995

Net sales increased $53.9 million, or 17%, to $367 million in 1996. Gross profit increased $12.6 million, or 29%, to $55.6 million, principally due to record brass rod shipments and the impact of the Leavitt Acquisition. Record brass rod shipments to date were attained despite a flat copper alloy rod industry, which, excluding CBCC, increased only 1% in 1996 compared with 1995.

SG&A expenses increased $3.9 million, or 47%, to $12.1 million, due primarily to $2.6 million of SG&A expenses at Leavitt. Depreciation and amortization increased $1.2 million, or 21%, due to the Leavitt Acquisition and increased depreciation on CBCC capital additions, partially offset by elimination of CBCC amortization as intangibles became fully amortized in 1995.

As a result of the above factors, operating income increased $7.5 million, or 26%, to $36.8 million in 1996.


                                                           1997 ANNUAL REPORT 17
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Net interest expense increased $1.1 million, or 71%, to $2.6 million due to interest expense incurred on the Leavitt Acquisition debt, partially offset by lower average levels of bank debt in 1996 prior to the Leavitt Acquisition compared with 1995. Additionally, the Company earned interest income in 1996 totaling $720,000 compared with $390,000 in 1995.

The provision for income taxes increased $2.5 million, or 23%, to $13.6 million in 1996 as a result of a $6.5 million, or 23%, increase in pretax income.

As a result of the above factors, net income increased $3.9 million, or 24%, to $20.6 million in 1996. Basic earnings per share increased to $2.05 from $1.66 in 1995. Diluted earnings per share increased to $2.02 from $1.65 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

At December 31, 1997, long-term debt totaled $48.2 million, a $22.6 million, or 32%, decrease from year end 1996. The decline represents prepayments on the Leavitt Acquisition debt totaling $30 million in 1997, partially offset by borrowings under the Revolving Credit Facility (as hereinafter defined) of $7.6 million. All Leavitt Acquisition debt payments originally due through July 2000 have been prepaid as of December 31, 1997. Cash and cash equivalents of $924,000 at year end 1997 declined from $9.8 million as of year end 1996 as a result of funding a portion of the Leavitt Acquisition debt prepayments.

The Company currently is meeting its operational and liquidity needs with cash on hand, internally generated funds and amounts available under the Revolving Credit Facility.

WORKING CAPITAL

At December 31, 1997, working capital was $60.0 million, an $11.3 million, or 23%, increase over 1996. The decrease in cash and cash equivalents of $8.8 million, or 91%, was primarily the result of funding a portion of the Leavitt Acquisition debt prepayments. Other changes which increased working capital included an increase in accounts receivable of $7.9 million, or 23%, an increase in inventories of $11.6 million, or 22%, and a decrease in accrued income taxes of $3.7 million. The increase in receivables was due principally to a 30% increase in net sales in December 1997 over December 1996. The increase in inventories principally resulted from an effort to increase product availability in anticipation of 1998 demand.

The Company's current ratio follows:

                                                             December 31,
                                                           ---------------
                                                           1997       1996
                                                           ---------------
Current ratio..........................................    2.19       1.94
Current ratio excluding cash...........................    2.17       1.75

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

For the years ended December 31, 1993 through 1997, the following graph illustrates trends in net cash provided by operating activities (dollars in millions):

[NET CASH PROVIDED BY OPERATING ACTIVITIES CHART]
FYE       12/31/93       15.2
FYE       12/31/94       21.2
FYE       12/31/95       21.3
FYE       12/31/96       39.5
FYE       12/31/97       18.9

In 1997, net cash provided by operating activities decreased $20.6 million to $18.9 million compared with 1996. The primary sources of cash from operating activities in 1997 were net income of $23.8 million, depreciation and amortization of $9.9 million, and deferred tax expense of $4.6 million, partially offset by an increase in working capital, excluding cash and debt, of $20.2 million.

In 1996, net cash provided by operating activities increased $18.2 million to $39.5 million compared with 1995. The primary sources of cash from operating activities in 1996 were net income of $20.6 million, depreciation and amortization of $6.7 million, accretion of discount on the BP Note (as hereinafter defined) of $1.2 million, and a decrease in working capital, excluding cash, of $10.6 million.

In 1995, net cash provided by operating activities was $21.3 million. The primary sources of cash from operating activities in 1995 were net income of $16.7 million, depreciation and amortization of $5.5 million and accretion of discount on the BP Note of $1.8 million, partially offset by an increase in working capital, excluding cash, of $3.2 million.

CASH FLOW USED IN INVESTING ACTIVITIES

Capital expenditures were $15.8 million, $4.1 million and $4.5 million in 1997, 1996 and 1995, respectively. Capital expenditures included the installation of three new billet heaters in 1997, improvements to the extrusion press system and finishing lines in 1996 and the $2.7 million foundry expansion in 1995. Cash used in investing activities in 1996 includes $91.7 million for the acquisition of Leavitt.


18 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CASH FLOW (USED IN) PROVIDED BY FINANCING ACTIVITIES

During 1997, the Company prepaid $30 million on the Term Loan (as hereinafter defined) used to fund the Leavitt Acquisition. Net borrowings under the Revolving Credit Facility totaled $7.6 million during 1997. The Company also received proceeds of $10 million in conjunction with a lease of new billet heating equipment in 1997. See Notes 6 and 11 of Notes to Consolidated Financial Statements.

The Company received proceeds from issuance of the Term Loan totaling $60 million during 1996 to fund the Leavitt Acquisition, of which $10 million was prepaid prior to year end 1996.

Other than revolving credit borrowings under the bank credit facility in first quarter 1995, the Company had no financing activities in 1995.

CAPITAL RESOURCES

In 1996, the Company launched a capital project referred to as "Project 400." The project includes potential expansion of CBCC's foundry, extrusion system and finishing capability with an ultimate goal of increasing finished brass rod production capability by one-third to about 400 million pounds annually. The first phase of the project included the installation of three new billet heaters in fourth quarter 1997 which are expected to be operational by the end of first quarter 1998. During 1998, the focus of the second phase of the project will involve planning and establishing specifications for and ordering long-lead-time equipment. It is anticipated that capital projects will be paid for with cash flow provided by operating activities.

BANK CREDIT FACILITY

In connection with the Leavitt Acquisition, the Company entered into a new credit facility (the "Bank Credit Facility") of $100 million agented by PNC Bank, National Association. The Bank Credit Facility replaced the Company's existing $33 million bank credit facility, which was terminated August 30, 1996. The Bank Credit Facility includes a $60 million term loan ("Term Loan") and a $40 million revolving credit facility ("Revolving Credit Facility"). The Company prepaid $30 million on the Term Loan in 1997 and $10 million in 1996, including all amounts originally due through July 2000. The remaining balance on the Term Loan is payable in quarterly installments in amounts ranging from $475,000 in October 2000 to $1,525,000 due October 2002. The total borrowing capacity under the Revolving Credit Facility is determined monthly by a formula based on levels of inventory and accounts receivable, up to a maximum of $40 million. The Revolving Credit Facility commitment expires August 30, 2001, and the Company can request a one-year extension of the expiration date at any time after December 31, 1997.

Effective June 16, 1997, the Company and PNC Bank agreed to an amendment to the Bank Credit Facility which reduced the Company's LIBOR spread and provided a Federal funds interest rate option for the Revolving Credit Facility. Advances under the Bank Credit Facility will bear interest at alternative variable rates based on certain percentages, as provided in the agreement, in excess of the lending bank's prime rate, the Federal funds rate or LIBOR, with interest payable quarterly or as of the end of each LIBOR borrowing period, whichever is shorter. The weighted average interest rate on the Bank Credit Facility was 6.5% and 6.3% at December 31, 1997 and 1996, respectively.

The Bank Credit Facility contains certain covenants that, among other things, limit the Company's ability to incur additional debt, make capital expenditures or pay dividends. The covenants also require the Company to maintain a minimum interest coverage ratio and level of net worth and restrict the Company from exceeding a maximum ratio of debt to cash flow from operations. The Bank Credit Facility also requires the Company to maintain CBCC and Leavitt as wholly-owned subsidiaries.

As of December 31, 1997, $20 million was outstanding under the Term Loan and $7.6 million was outstanding under the Revolving Credit Facility. Total availability under the Revolving Credit Facility was $32.4 million.

AVERAGE REVOLVING CREDIT FACILITY BORROWINGS

The average outstanding balance under the Revolving Credit Facility in 1997 was $9.4 million. The average outstanding balance under the Revolving Credit Facility in 1996 was $684,000. However, the only 1996 borrowings under the Revolving Credit Facility were during the three-month period immediately following the Leavitt Acquisition, during which time the average outstanding balance was $2.7 million. As of February 20, 1998, the Company had available $29 million under the Revolving Credit Facility. For a discussion of long-term borrowings under the Bank Credit Facility, see Note 6 of Notes to Consolidated Financial Statements.


                                                           1997 ANNUAL REPORT 19
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

IMPACT OF THE YEAR 2000
--------------------------------------------------------------------------------

Year 2000 issues are due to computer software being written using two digits rather than four to define a specific fiscal or calendar year. As a result, date-sensing software may recognize "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations or inability to engage in normal business activities.

Based on the Company's assessment of its Year 2000 risks and for other business purposes as well, CBCC has implemented modifications to its business systems during the last three years and has converted all of its management information processing software to new software. The new programs are not subject to Year 2000 programming issues, utilizing a minimum of four digit fields, and therefore are Year 2000 compliant. The reprogramming costs have been expensed during the 1995-1997 periods.

Leavitt's business and management information systems are not currently Year 2000 compliant. For this and other business reasons, Leavitt is in the process of converting to new software, which is Year 2000 compliant and also will assist in improved management of the business. Substantial conversion tasks have been completed. The expenditures for the system implementation are projected to be approximately $2 million, and it is expected that the upgrade to the new software will be completed by the end of 1998.

The Company is in the process of assessing its vulnerability to Year 2000 failures on the part of its vendors and customers and will be surveying major vendors and customers to determine their vulnerability to Year 2000 failures, including assessing the potential impact of vendor and customer failures on the Company.

COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

BP Note. In connection with the CBCC Acquisition, the Company issued a promissory note to Old Chase in the original principal amount of $20.0 million (the "BP Note"). The BP Note was recorded at the CBCC Acquisition date at a discount using a 10.4% effective interest rate. The BP Note initially matured in August 1996, and the Company, at its option, extended the maturity date for three additional years to August 1999 with interest payable annually at 9.28%. The BP Note contained a contingent interest payment based upon average Company earnings (as defined in the BP Note) for the years ended December 31, 1990 through 1995. The contingent interest, totaling $254,000 and due August 1996, and the annual interest of $1,856,000 due August 1997, were offset against the receivable from BP. See Notes 5, 6, 12 and 13 of Notes to Consolidated Financial Statements.

Environmental Matters. As discussed in Note 12 of Notes to Consolidated Financial Statements, each of CBCC and Leavitt are subject to certain contingent liabilities relating to environmental conditions at their respective facilities. Because investigatory activities with respect to such environmental conditions have not been completed, the Company currently is unable to estimate with any degree of certainty the extent of contamination or the amount of cleanup costs associated therewith. However, the cleanup costs associated with these environmental conditions may be material and, in the event CBCC or Leavitt, as applicable, were determined to be solely responsible or liable for site cleanup activities (due to the inability or unwillingness of other responsible parties to perform or pay for such activities), such expenditures could have a material adverse effect on the Company's earnings and financial condition. Notwithstanding this potential (although uncertain) material liability, because of the contractual obligations of third parties with respect to such environmental conditions, the Company does not believe that it will be required to make material expenditures with respect to these environmental conditions or that the cleanup costs or other liabilities associated with such conditions will have a material adverse effect on the Company's financial position, results of operations or liquidity. On the bases stated above, the Company has not made any related accrual of all or any part of such costs.


20 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INFLATION
--------------------------------------------------------------------------------

The Company does not believe that its operations have been significantly affected by inflation.

SUBSEQUENT EVENT
--------------------------------------------------------------------------------

Contingencies--Legal Action. As discussed in Note 13 of Notes to Consolidated Financial Statements, the Company and CBCC are subject to a legal action instituted by BP regarding interest payments under the BP Note. The Company believes that BP's allegations regarding the interest payments are without merit and has not established any accrual for such amounts alleged by BP to be owed. Furthermore, in the event BP were to prevail in its position, management does not believe that the costs that would be incurred by the Company would have a material adverse effect on the Company's financial position, results of operations or liquidity. In the event BP were to prevail in its position, the Company believes that it would be able to pay amounts due BP, including the principal amount of the BP Note, utilizing cash on hand, offsets of amounts owing from Old Chase and BP, and, if necessary, borrowings obtained under its existing Bank Credit Facility. Therefore, the Company continues to classify the BP Note as long term.



                                                           1997 ANNUAL REPORT 21
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

QUARTERLY INFORMATION

(Unaudited, in thousands, except per share data)

                                                            1997
                                     ----------------------------------------------------
                                      FIRST     SECOND      THIRD     FOURTH
                                     QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                     ----------------------------------------------------
FINANCIAL DATA:
   Net sales .....................   $126,074   $129,080   $116,215   $116,414   $487,783
   Gross profit ..................     18,152     17,955     16,042     16,222     68,371
   Operating income ..............     11,853     11,498      9,835      9,892     43,078
   Net income ....................      6,554      6,366      5,354      5,548     23,822
   Average shares outstanding:
      Basic ......................     10,077     10,098     10,099     10,101     10,094
      Diluted ....................     10,273     10,289     10,341     10,351     10,314
   Earnings per share:
      Basic ......................   $    .65   $    .63   $    .53   $    .55   $   2.36
      Diluted* ...................        .64        .62        .52        .54       2.31

   Cash and cash equivalents .....   $  3,552   $  3,206   $  1,607   $    924
   Accounts receivable ...........     47,960     49,934     47,042     42,368
   Inventories ...................     51,937     45,738     53,047     63,688
   Working capital ...............     52,895     52,317     57,759     59,950
   Total assets ..................    211,984    207,884    213,631    209,501
   Stockholders' equity ..........     81,230     87,744     93,152     98,713

OTHER DATA:
   Operating cash flow ...........   $    984   $  9,714   $  1,453   $  6,779   $ 18,930
   Capital expenditures ..........      1,310      3,558      6,021      4,885     15,774

                                                           1996
                                     ----------------------------------------------------
                                      First     Second     Third      Fourth
                                     Quarter    Quarter   Quarter**   Quarter     Total
                                     ----------------------------------------------------
FINANCIAL DATA:
   Net sales .....................   $ 89,917   $ 82,095   $ 88,253   $106,726   $366,991
   Gross profit ..................     12,634     11,797     14,349     16,866     55,646
   Operating income ..............      9,012      8,588      8,952     10,263     36,815
   Net income ....................      5,240      5,040      5,034      5,325     20,639
   Average shares outstanding:
      Basic ......................     10,061     10,063     10,064     10,065     10,063
      Diluted ....................     10,132     10,207     10,207     10,224     10,192
   Earnings per share:
      Basic ......................   $    .52   $    .50   $    .50   $    .53   $   2.05
      Diluted ....................        .52        .49        .49        .52       2.02

   Cash and cash equivalents .....   $ 21,461   $ 27,243   $  1,516   $  9,763
   Accounts receivable ...........     40,177     31,760     44,571     34,514
   Inventories ...................     11,493     13,683     44,119     52,050
   Working capital ...............     43,237     49,341     52,212     48,649
   Total assets ..................    114,366    113,185    201,672    204,751
   Stockholders' equity ..........     58,894     63,949     68,995     74,333

OTHER DATA:
   Operating cash flow ...........   $  4,965   $  6,412   $  3,261   $ 24,893   $ 39,531
   Capital expenditures ..........        486        645        635      2,326      4,092

* Individual quarters do not total to yearly amounts due to quarterly changes in average shares outstanding.

** Amounts include acquisition of Leavitt Tube Company in August 1996.

22 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share information)

                                                        Year Ended December 31,
----------------------------------------------------------------------------------
                                                      1997       1996       1995
----------------------------------------------------------------------------------
Net sales .......................................   $487,783   $366,991   $313,097
Cost of goods sold (exclusive of depreciation
   and amortization shown separately below) .....    419,412    311,345    270,022
                                                    --------   --------   --------
      Gross profit ..............................     68,371     55,646     43,075
Selling, general and administrative expenses ....     15,418     12,121      8,264
Depreciation and amortization ...................      9,875      6,710      5,537
                                                    --------   --------   --------
      Operating income ..........................     43,078     36,815     29,274
Interest expense, net ...........................      4,653      2,612      1,530
                                                    --------   --------   --------
      Income before income taxes ................     38,425     34,203     27,744
Provision for income taxes ......................     14,603     13,564     11,043
                                                    --------   --------   --------
      Net income ................................   $ 23,822   $ 20,639   $ 16,701
                                                    ========   ========   ========

Earnings per share:
   Basic ........................................   $   2.36   $   2.05   $   1.66
                                                    ========   ========   ========
   Diluted ......................................   $   2.31   $   2.02   $   1.65
                                                    ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                           1997 ANNUAL REPORT 23
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

(In thousands, except share information)

                                                                           December 31,
------------------------------------------------------------------------------------------
                                                                         1997       1996
------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents .......................................   $    924   $  9,763
   Receivables, net of allowance for doubtful accounts and
      claims of $1,286 and $1,236 in 1997 and 1996, respectively ...     42,368     34,514
   Inventories .....................................................     63,688     52,050
   Prepaid expenses ................................................        922      1,131
   Deferred income taxes ...........................................      2,509      2,897
                                                                       --------   --------
         Total current assets ......................................    110,411    100,355
Property, plant and equipment, net .................................     94,162     97,628
Other assets .......................................................      4,928      6,768
                                                                       --------   --------
         Total assets ..............................................   $209,501   $204,751
                                                                       ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable ................................................   $ 37,244   $ 36,134
   Accrued compensation and benefits ...............................      6,651      5,598
   Accrued income taxes ............................................         --      3,685
   Other accrued liabilities .......................................      6,425      6,158
   Current portion of long-term debt ...............................        141        131
                                                                       --------   --------
         Total current liabilities .................................     50,461     51,706
Long-term debt .....................................................     48,068     70,631
Deferred income taxes ..............................................     12,259      8,081
                                                                       --------   --------
         Total liabilities .........................................    110,788    130,418
                                                                       --------   --------
Commitments and contingencies ......................................         --         --
Stockholders' equity:
   Common stock, $.01 par value, 25,000,000 shares
      authorized; 6,002,046 and 5,965,621 shares issued and
      outstanding in 1997 and 1996, respectively ...................         60         60
   Nonvoting common stock, $.01 par value, 5,000,000
      shares authorized; 4,100,079 shares issued and
      outstanding in 1997 and 1996 .................................         41         41
   Additional paid-in capital ......................................     30,597     30,039
   Retained earnings ...............................................     68,015     44,193
                                                                       --------   --------
   Total stockholders' equity ......................................     98,713     74,333
                                                                       --------   --------
         Total liabilities and stockholders' equity ................   $209,501   $204,751
                                                                       ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

24 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

                                                                Additional
                                        Common      Paid-In      Retained
                                         Stock      Capital      Earnings       Total
                                      -------------------------------------------------
Balances, January 1, 1995 .........   $      101   $   29,990   $    6,853   $   36,944
Net income ........................                                 16,701       16,701
                                      ----------   ----------   ----------   ----------
Balances, December 31, 1995 .......          101       29,990       23,554       53,645
Net income ........................                                 20,639       20,639
Exercised stock options ...........                        49                        49
                                      ----------   ----------   ----------   ----------
Balances, December 31, 1996 .......          101       30,039       44,193       74,333
Net income ........................                                 23,822       23,822
Exercised stock options ...........                       558                       558
                                      ----------   ----------   ----------   ----------
BALANCES, DECEMBER 31, 1997 .......   $      101   $   30,597   $   68,015   $   98,713
                                      ==========   ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                           1997 ANNUAL REPORT 25
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

                                                                                       Year Ended December 31,
                                                                                 --------------------------------
                                                                                   1997        1996        1995
                                                                                 --------------------------------
Operating activities:
   Net income ................................................................   $ 23,822    $ 20,639    $ 16,701
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization .......................................      9,875       6,710       5,537
         Accretion of discount on BP Note ....................................         --       1,216       1,766
         Deferred income tax expense (benefit) ...............................      4,566        (142)        131
         Changes in assets and liabilities:
            (Increase) decrease in receivables ...............................     (7,854)      7,034      (4,723)
            (Increase) in inventories ........................................    (11,638)     (6,874)     (1,919)
            Decrease (increase) in prepaid expenses ..........................        209        (325)       (570)
            Decrease in other assets .........................................      1,205         362         168
            Increase (decrease) in accounts payable ..........................      1,110       7,692        (407)
            (Decrease) increase in accrued liabilities .......................     (2,365)      3,219       3,096
            Decrease in deferred income taxes, net ...........................         --          --       1,485
                                                                                 --------    --------    --------
               Net cash provided by operating activities .....................     18,930      39,531      21,265
                                                                                 --------    --------    --------
Investing activities:
   Purchase of Leavitt .......................................................         --     (91,665)         --
   Expenditures for property, plant and equipment ............................    (15,774)     (4,092)     (4,465)
   (Increase) in intangibles .................................................         --      (1,005)         --
                                                                                 --------    --------    --------
               Net cash (used in) investing activities .......................    (15,774)    (96,762)     (4,465)
                                                                                 --------    --------    --------
Financing activities:
   Revolving credit loan borrowings, net .....................................      7,578          --          --
   Principal payments on bank term loan ......................................    (30,000)    (10,000)         --
   Proceeds from issuance of a bank term loan ................................         --      60,000          --
Equipment financing ..........................................................     10,000          --          --
   Other, net ................................................................        427          21          --
                                                                                 --------    --------    --------
               Net cash (used in) provided by financing activities ...........    (11,995)     50,021          --
                                                                                 --------    --------    --------
Net (decrease) increase in cash and cash equivalents .........................     (8,839)     (7,210)     16,800
Cash and cash equivalents, beginning of period ...............................      9,763      16,973         173
                                                                                 --------    --------    --------
Cash and cash equivalents, end of period .....................................   $    924    $  9,763    $ 16,973
                                                                                 ========    ========    ========

Supplemental cash flow information:
   Cash flow data:
         Interest paid .......................................................   $  4,779    $  2,291    $    157
         Income taxes paid ...................................................   $ 13,558    $ 13,008    $  7,037
   Non-cash investing activity:
         Liabilities assumed in connection with the acquisition of Leavitt ...         --    $ 20,190          --

The accompanying notes are an integral part of the consolidated financial statements.

26 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE
-----------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

The consolidated balance sheet as of December 31, 1997 and 1996, and the consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1997, 1996 and 1995, include the accounts of Chase Industries Inc. (the "Company"), a Delaware corporation, and its wholly-owned subsidiaries, Chase Brass & Copper Company, Inc. ("CBCC"), a Delaware corporation, Leavitt Tube Company, Inc. ("Leavitt"), a Delaware corporation, and Holco Corporation ("Holco"), an Illinois corporation and wholly-owned subsidiary of Leavitt. See Note 2 for a discussion of the Leavitt Acquisition.

On August 24, 1990, the Company acquired, through CBCC, the assets and income of a Delaware corporation formerly named Chase Brass & Copper Company, Incorporated ("Old Chase"), pursuant to the Asset Purchase Agreement ("CBCC Purchase Agreement") dated May 10, 1990, by and between the Company, CBCC, Old Chase, BP Exploration (Alaska) Inc. ("BPE") and The Standard Oil Company (the "CBCC Acquisition"). BPE and The Standard Oil Company (collectively referred to as "BP") own all of the stock of Old Chase. The CBCC Acquisition was accounted for as a purchase.

NATURE OF OPERATIONS

The Company, through its wholly-owned subsidiaries CBCC and Leavitt, is a leading manufacturer of free-machining and forging brass rod and structural and mechanical steel tubing.

CBCC, employing more than 300 people at its Montpelier, OH, plant, is an ISO 9002 certified manufacturer and supplier of free-machining and forging brass rod in the United States and Canada. Its diverse customer base of more than 250 companies uses CBCC's "Blue Dot" trademark rod to produce a variety of products, such as plumbing fixtures, heating and air conditioning components, industrial valves, automotive parts, and numerous hardware components.

Leavitt is a leading producer of structural and mechanical steel tubing with plants in Chicago, IL, and Jackson, MS, employing more than 400 people. Leavitt's structural steel tubing is used in farm equipment, non-residential construction and other commercial applications. The mechanical steel tubing is used in a broad range of consumer and commercial products, including furniture and fixtures, lawn-care products, storage racks, exercise equipment, bicycles and machine tools.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost-or-market, with cost determined on the last-in, first-out (LIFO) basis. Inventories have been written down to lower of cost-or-market and such reduced amounts are considered cost for subsequent periods.

If the first-in, first-out (FIFO) method for determining cost had been used, inventories would have been approximately $3.0 million and $2.0 million higher at December 31, 1997 and 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the assets. Upon retirement or disposal, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Maintenance and repair costs are charged to expense as incurred.

INTANGIBLES

Intangible assets are amortized on a straight-line basis over their estimated economic lives.

CASH FLOWS

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of all financial instruments approximates market value.

RISK CONCENTRATION

Accounts receivable is the principal financial instrument which subjects the Company to concentration of credit risk. As of December 31, 1997 and 1996, receivables from customers represent substantially all of the Company's net trade receivables. Credit is extended based upon an evaluation of the customer's financial condition and, generally, collateral is not required. Concentrations of credit risk with respect to receivables are somewhat limited due to the Company's large number of customers, the diversity of


                                                           1997 ANNUAL REPORT 27
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

these customers' businesses and the dispersion of such customers throughout the continental United States and parts of Canada. The Company maintains an allowance for doubtful accounts and claims based upon the expected collectibility of all trade receivables.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information,"which is effective for years beginning after December 15, 1997. The Company is assessing the impact on its financial statement disclosures.

NOTE TWO
-----------------------------------------------------------

LEAVITT ACQUISITION:

On August 30, 1996, the Company acquired, through Leavitt, the assets and operations of the steel tube division of UNR Industries, Inc., including all the outstanding stock of Holco (the "Leavitt Acquisition"). Upon consummation of the Leavitt Acquisition, Leavitt continued operations in the manufacture and sale of structural and mechanical steel tubing. The net purchase price was approximately $91.7 million after post-closing adjustments, of which $62 million was financed with the Bank Credit Facility (as hereinafter defined) and the remainder with cash. Leavitt's results of operations for the period since the Leavitt Acquisition date are included in the Company's results of operations. The Leavitt Acquisition was accounted for as a purchase.

As of the Leavitt Acquisition date, the value of Leavitt's property, plant and equipment was increased $31.3 million over its then-current book value to reflect the estimated fair value of the assets purchased. Assets totaling $4.4 million were recorded as of the Leavitt Acquisition date to reflect a non-compete agreement, a supply agreement with an affiliate of UNR Industries, Inc. and to reflect the actual purchase price in excess of the fair value of the assets acquired. The Company also incurred certain closing and financing costs in connection with the Leavitt Acquisition approximating $1 million.

The pro forma data outlined below reflects pro forma adjustments to the statement of income for the years ended December 31, 1996 and 1995, as if the Leavitt Acquisition occurred as of the beginning of each period presented. The pro forma adjustments reflect the impact of additional depreciation and amortization expenses. The pro forma adjustments also reflect the impact of additional interest expense resulting from the Leavitt Acquisition debt and the elimination of the Company's interest income partially offset by the elimination of interest expense on the portion of Leavitt debt not assumed by the Company. The income tax effect of the pro forma adjustments is based on an effective income tax rate of 40%. Pro forma results for the years ended December 31 follow (in thousands, except per share amounts):

                                                        1996              1995
                                                      --------------------------
Net sales ..................................          $468,881          $469,430
Net income .................................            23,020            22,025
Basic earnings per share ...................              2.29              2.19

NOTE THREE
-----------------------------------------------------------

INVENTORIES:

Inventories consisted of the following (in thousands):

                                                            December 31,
                                                     --------------------------
                                                       1997              1996
                                                     --------------------------
Raw materials ..............................         $ 22,891          $ 14,547
Work in progress ...........................           12,631            21,124
Finished goods .............................           29,369            18,613
                                                     --------          --------
                                                       64,891            54,284
Tolling metal due customers ................           (1,203)           (2,234)
                                                     --------          --------
                                                     $ 63,688          $ 52,050
                                                     ========          ========

NOTE FOUR
-----------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment and the related depreciable lives consisted of the following (in thousands):

                                                           December 31,
                                                     --------------------------
                                                      1997              1996
                                                   ----------------------------
Land and land improvements
  (15-20 years) ..........................         $   3,331          $   3,331
Buildings and improvements
  (10-39 years) ..........................            22,445             21,834
Machinery and equipment
  (2-15 years) ...........................            92,631             92,530
Construction in progress .................             5,957              1,925
                                                   ---------          ---------
                                                     124,364            119,620
Accumulated depreciation .................           (30,202)           (21,992)
                                                   ---------          ---------
                                                   $  94,162          $  97,628
                                                   =========          =========


28 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTE FIVE
-----------------------------------------------------------

OTHER ASSETS:

Intangibles. Intangible assets recorded in conjunction with the Leavitt Acquisition and the related period of amortization consisted of the following (in thousands):

                                                              December 31,
                                                        -----------------------
                                                          1997           1996
                                                        -----------------------
Covenant not-to-compete (5 years) ..............        $   500         $   500
Supply agreement (5 years) .....................            560             560
Deferred financing costs (5 years) .............            450             450
Acquisition costs (5 years) ....................            555             555
Excess of cost over net assets
  acquired (15 years) ..........................          3,321           3,321
                                                        -------         -------
                                                          5,386           5,386
Accumulated amortization .......................           (846)           (211)
                                                        -------         -------
                                                        $ 4,540         $ 5,175
                                                        =======         =======

Receivable from BP. At December 31, 1997, the receivable from BP totaled $388,000. The receivable from BP originally included $1.3 million resulting from certain post-closing adjustments under the CBCC Purchase Agreement and $1.4 million in environmental-related capital expenditures and $.5 million in environmental remediation costs for which the Company expects reimbursement under the terms of the CBCC Purchase Agreement and a Remediation Agreement (as hereinafter defined) dated August 24, 1990, entered into by and among BPE, The Standard Oil Company, the Company and CBCC concerning the performance of remedial and certain other environmental matters by the parties thereto. Were the Company not to receive payment on the receivable balance due from BP, the Company intends to offset any such amounts against amounts payable under the $20 million Subordinated Promissory Note issued to Old Chase as partial consideration for the CBCC Acquisition (the "BP Note").

At December 31, 1997, the receivable from BP reflected a reduction of $2.8 million, which reduction resulted from the Company offsetting interest payable under the BP Note. The Company offset $1,856,000 payable August 24, 1997, against amounts owed by BP under the CBCC Purchase Agreement and the Remediation Agreement. It is the Company's intent to offset additional interest payable under the BP Note of approximately $660,000 accrued as of December 31, 1997, and which becomes due August 24, 1998, against amounts owed by BP to the extent it is legally entitled to do so. The receivable from BP also reflects a reduction of $254,000 of contingent interest which was payable August 1996 under the BP Note and which the Company offset against amounts owed by BP.

See Note 6, Financing Arrangements, Note 12, Commitments and Contingencies, and
Note 13, Subsequent Event, for further discussion of the BP Note.

NOTE SIX
-----------------------------------------------------------

FINANCING ARRANGEMENTS:

Debt consisted of the following (in thousands):

                                                               December 31,
                                                         -----------------------
                                                           1997           1996
                                                         -----------------------
BP Note ........................................         $20,000         $20,000
Term loan ......................................          20,000          50,000
Revolver .......................................           7,578              --
Other ..........................................             631             762
                                                         -------         -------
                                                          48,209          70,762
Current portion of long-term debt ..............             141             131
                                                         -------         -------
Long-term debt .................................         $48,068         $70,631
                                                         =======         =======

In connection with the CBCC Acquisition, the Company issued the BP Note in the original principal amount of $20.0 million. The BP Note was recorded at the CBCC Acquisition date at a discount using a 10.4% effective interest rate. The BP
Note initially matured in August 1996, and the Company, at its option, extended the maturity date for three additional years to August 1999 with interest payable annually at 9.28%. The BP Note contained a contingent interest payment based upon average Company earnings (defined in the BP Note) for the years ended December 31, 1990 through 1995. The contingent interest, totaling $254,000 and due August 1996, and the annual interest of $1,856,000 due August 1997, were offset against the receivable from BP. See Note 5, Other Assets, Note 12, Commitments and Contingencies, and Note 13, Subsequent Event, for further discussion of the BP Note.

In connection with the Leavitt Acquisition, the Company entered into a new credit facility (the "Bank Credit Facility") of $100 million. The Bank Credit Facility replaced the Company's existing $33 million bank credit facility which was terminated August 30, 1996. The Bank Credit Facility includes a $60 million term loan ("Term Loan") and a $40 million revolving credit facility ("Revolving Credit Facility"). Total borrowing capacity under the Revolving Credit Facility is determined monthly by a formula based on levels of inventory and accounts receivable up to a maximum of $40 million. The Revolving Credit Facility commitment expires August 30, 2001, and the Company can request a one-year extension of the expiration date any time after December 31, 1997. The Term Loan is payable quarterly and matures July 2002. The Company prepaid $30 million on the Term Loan in 1997 and $10 million in 1996, including all amounts originally due through July 2000.


                                                           1997 ANNUAL REPORT 29
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Effective June 16, 1997, the Company and PNC Bank agreed to an amendment to the Bank Credit Facility which reduced the Company's LIBOR spread and provided a Federal funds interest rate option for the Revolving Credit Facility. Advances under the Bank Credit Facility will bear interest at alternative variable rates based on certain percentages, as provided in the agreement, in excess of the lending bank's prime rate, the Federal funds rate or LIBOR, with interest payable quarterly or as of the end of each LIBOR borrowing period, whichever is shorter. The weighted average interest rate on the Bank Credit Facility was 6.5% and 6.3% at December 31, 1997 and 1996, respectively.

The Bank Credit Facility contains certain covenants that, among other things, limit the Company's ability to incur additional debt, make capital expenditures or pay dividends. The covenants also require the Company to maintain a minimum interest coverage ratio and level of net worth and restrict the Company from exceeding a maximum ratio of debt to cash flow from operations. The Bank Credit Facility also requires the Company to maintain CBCC and Leavitt as wholly-owned subsidiaries.

Aggregate maturities of long-term debt are as follows: $141,000 in 1998, $20.2 million in 1999, $638,000 in 2000, $19.8 million in 2001, and $7.5 million in 2002.

NOTE SEVEN
-----------------------------------------------------------

RETIREMENT PLANS:

The Company provides various contributory and noncontributory benefit plans covering substantially all of its employees, including profit sharing plans, employee savings plans under Section 401(k) of the Internal Revenue Code, and defined benefit pension plans.

For plans to which the Company contributes, the contributions become fully vested after five years of service. The amount of Company contributions to the employee savings plans are based on formulas outlined in the plans. Company contributions under the noncontributory qualified profit sharing plans are based on a percentage of eligible employees' compensation. Contributions to the trust fund of the profit sharing plans are discretionary, and the Company has the right to amend, modify or terminate the plans, but in no event will any portion of vested contributions revert to the Company. Charges to expense under the defined contribution plans, for the years ended December 31, 1997, 1996 and 1995, were $832,000, $588,000 and $353,000, respectively.

The defined benefit retirement plans provide benefits based on a participant's years of service and stated monthly benefit amounts based on the date of retirement. The Company's policy is to make periodic contributions as required by contract or applicable regulations.

The defined benefit retirement plans' funded status was as follows (in thousands):

                                                              December 31,
                                                         ----------------------
                                                           1997           1996
                                                         ----------------------
Vested benefits .................................        $ 8,501        $ 8,374
Nonvested benefits ..............................            439            219
                                                         -------        -------
Projected benefit obligation (which
  equals the accumulated
  benefit obligation) ...........................          8,940          8,593
Plan assets at fair value .......................          9,042          8,244
                                                         -------        -------
Assets greater than (less than)
  benefit obligation ............................            102           (349)
Unrecognized prior service cost .................            229            251
Unrecognized net loss ...........................             54            269
                                                         -------        -------
Prepaid pension expense .........................        $   385        $   171
                                                         =======        =======

For the year ended December 31, 1997, the discount rate used in determining the projected benefit obligation was 7.5% and the expected long-term rate of return on assets ranged from 8.0% to 8.5%. For the year ended December 31, 1996, discount rates used in determining the projected benefit obligation ranged from 7.25% to 7.5% and the expected long-term rate of return on assets ranged from 7.5% to 8.5%.

The defined benefit retirement plans' net periodic pension expense was as follows (in thousands):

                                                   Year Ended December 31,
                                                -------------------------------
                                                1997         1996         1995
                                                -------------------------------
Service cost ............................       $ 291        $ 156        $  87
Interest cost ...........................         617          308          131
Return on plan assets ...................        (786)        (340)         (88)
Net amortization and deferral ...........         130           55          (26)
                                                -----        -----        -----
Net periodic pension expense ............       $ 252        $ 179        $ 104
                                                =====        =====        =====


30 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE EIGHT
-----------------------------------------------------------

INCOME TAXES:

The consolidated provision for income taxes consisted of the following (in thousands):

                                                  Year Ended December 31,
                                           -------------------------------------
                                             1997          1996           1995
                                           -------------------------------------
Current taxes:
  Federal ...........................      $  8,598      $ 11,327       $  8,885
  State .............................         1,439         2,379          2,027
                                           --------      --------       --------
   Total current taxes ..............        10,037        13,706         10,912
Deferred taxes
  (benefit) .........................         4,566          (142)           131
                                           --------      --------       --------
Provision for
  income taxes ......................      $ 14,603      $ 13,564       $ 11,043
                                           ========      ========       ========

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the financial statement and tax bases of assets and liabilities and were composed of the following (in thousands):

                                                               December 31,
                                                           ---------------------
                                                             1997         1996
                                                           ---------------------
Net current deferred tax asset:
  Allowance for doubtful accounts
   and claims ......................................       $   675       $   519
  Inventory reserves ...............................           656           525
  Accrued employee benefits ........................         1,014         1,254
  Other, net .......................................           164           599
                                                           -------       -------
                                                           $ 2,509       $ 2,897
                                                           =======       =======
Net long-term deferred tax liability:
  Depreciation and basis differences ...............       $11,910       $ 7,893
  Other, net .......................................           349           188
                                                           -------       -------
                                                           $12,259       $ 8,081
                                                           =======       =======

A reconciliation of the provision for income taxes compared with the amounts at the federal statutory tax rate follows (in thousands):

                                               Year Ended December 31,
                                        ---------------------------------------
                                          1997            1996           1995
                                        ---------------------------------------
Tax provision at
  statutory rate of 35% ..........      $ 13,449        $ 11,971       $  9,711
State taxes ......................         1,185           1,547          1,318
Other, net .......................           (31)             46             14
                                        --------        --------       --------
Provision for
  income taxes ...................      $ 14,603        $ 13,564       $ 11,043
                                        ========        ========       ========
Effective tax rate ...............          38.0%           39.7%          39.8%

NOTE NINE
-----------------------------------------------------------

STOCK OPTIONS:

In November 1994, the Company implemented its 1994 Long-Term Incentive Plan (the "1994 Plan") for key employees. Under the 1994 Plan, as amended, 1,500,000 shares of Common Stock are reserved for option grants. Stock options granted on or before December 31, 1997, become exercisable over five years from the grant date (subject to acceleration under certain circumstances), expire after 10 years and have an exercise price approximating the Common Stock fair market value on the grant date.

In May 1997, the Company implemented its 1997 Non-Employee Director Stock Option Plan (the "Director Plan") which provides for the granting of stock options to non-employee directors upon their election to the Board of Directors and, at the election of each non-employee director, in lieu of all or a portion of their annual cash retainer. Under the Director Plan, 100,000 shares of Common Stock are reserved for option grants. Stock options granted in lieu of the annual retainer become exercisable immediately upon grant and expire after ten years. The exercise price is based on the average closing market price for the five days immediately preceding the grant date.

In May 1997, the Company implemented its 1997 Executive Deferred Compensation Stock Option Plan (the "Executive Plan") which provides for the granting of stock options to eligible executives of the Company and its subsidiaries who elect to participate in the Executive Plan and receive stock options in lieu of all or a portion of their annual cash bonus. Under the Executive Plan, 300,000 shares of Common Stock are reserved for option grants. Stock options become exercisable immediately upon grant and expire after ten years. The exercise price is based on the average closing market price for the five days immediately preceding the quarter to which the grant relates.


                                                           1997 ANNUAL REPORT 31
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following summary includes stock options granted under the Plans:

                                                                                      Year Ended December 31,
                                                                       ------------------------------------------------------
                                                                             1997               1996               1995
                                                                       ------------------------------------------------------
Options outstanding at beginning of year.............................           795,100            544,000            490,000

Options granted......................................................            86,661            318,300             60,000
Exercise price per share.............................................  $21.75 TO $23.75   $16.75 to $18.88   $11.25 to $11.73
Weighted average exercise price......................................            $22.47             $17.32             $11.33

Options exercised....................................................            36,425              4,900                 --
Exercise price per share.............................................  $10.00 TO $17.00             $10.00                 --
Weighted average exercise price......................................            $10.89             $10.00                 --

Options canceled/forfeited...........................................            52,400             62,300              6,000
Exercise price per share.............................................  $10.00 TO $23.75   $10.00 to $17.00             $10.00
Weighted average exercise price......................................            $21.11             $11.03             $10.00

Options outstanding at end of year...................................           792,936            795,100            544,000
Exercise price per share.............................................  $10.00 TO $23.75   $10.00 to $18.88   $10.00 to $11.73
Weighted average exercise price......................................            $13.51             $12.95             $10.15
Weighted average remaining life (years)..............................              7.66               8.60               8.89

Options exercisable at end of year...................................           329,275            196,300             96,800
Exercise price per share.............................................  $10.00 TO $17.88   $10.00 to $11.23             $10.00
Weighted average exercise price......................................            $11.35             $10.08             $10.00

Stock options outstanding at December 31, 1997, totaling 792,936 shares include 443,875 shares and 349,061 shares with weighted average exercise prices of $10.04 and $17.92 per share, respectively, and remaining weighted average contractual lives of 6.9 years and 8.8 years, respectively.

Stock options outstanding at December 31, 1996, totaling 795,100 shares include 478,800 shares and 316,300 shares with weighted average exercise prices of $10.06 and $17.32 per share, respectively, and remaining weighted average contractual lives of 7.9 years and 9.7 years, respectively.

Effective January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). However, as permitted under SFAS 123, the Company has elected to continue accounting for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which is an intrinsic value based method of accounting. Accordingly, no stock option compensation cost is included in the results of operations. Had stock option compensation for the Plan been determined based on the fair value of the stock options on the respective grant dates consistent with the methodology of SFAS 123, the pro forma reduction to the Company's net income and basic earnings per share would have been $494,000, $148,000, and $36,000 and $.05, $.01, and zero in 1997, 1996 and 1995, respectively.

The fair value of each stock option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions used for stock options granted in:

                                                     Year Ended December 31,
                                                 ------------------------------
                                                  1997        1996        1995
                                                 ------------------------------
Estimated fair value per
  share of options granted
  during the year ..........................     $10.42      $ 8.43      $ 5.74
Assumptions:
  Annualized dividend
   yield ...................................         --          --          --
  Common stock price
   volatility (peer index) .................       35.7%       37.6%       39.6%
  Risk-free rate of return .................        6.4%        6.7%        7.1%
  Expected option term
   (in years) ..............................          6           6           6


32 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE TEN
-----------------------------------------------------------

COMMON STOCK AND EARNINGS PER SHARE:

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This Statement establishes standards for computing and presenting earnings per share and amends the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share." SFAS 128 was required to be adopted by the Company for the year ended December 31, 1997, and accordingly, earnings per share as of December 31, 1997, 1996 and 1995, presented on the face of the Consolidated Statement of Income included herein, are computed in accordance with SFAS 128.

The following is a reconciliation of the denominator used in the computation of basic and diluted earnings per share. Average shares are as follows:

                                             Year Ended December 31,
                                  ----------------------------------------------
                                     1997              1996              1995
                                  ----------------------------------------------
Basic ....................        10,093,787        10,063,252        10,060,800
Stock options ............           220,194           129,201            38,477
                                 -----------       -----------       -----------
Diluted ..................        10,313,981        10,192,453        10,099,277
                                 ===========       ===========       ===========

All shares of Common Stock and Nonvoting Common Stock are identical, except that holders of Nonvoting Common Stock have no voting rights. Shares of Nonvoting Common Stock may be converted, at the option of the holder, into Common Stock on a share-for-share basis, except to the extent that the holder of Nonvoting Common Stock is restricted from obtaining certain ownership levels in the Company pursuant to the Small Business Investment Act of 1958 and the Bank Holding Company Act of 1956.

At December 31, 1997 and 1996, the Company had no preferred stock issued or outstanding. In conjunction with the initial public offering in November 1994, the Company authorized 1,000,000 shares of preferred stock, none of which has been issued. The preferences and rights of such preferred stock may be determined by the Board of Directors at any time prior to issuance.

NOTE ELEVEN
-----------------------------------------------------------

OPERATING LEASE OBLIGATIONS:

Rental expense under operating leases was $541,000, $648,000 and $658,000 for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997, the minimum rental commitments under long-term operating leases were as follows: $1,180,000 in 1998, $1,073,000 in 1999, $1,036,000 in 2000, $836,000
in 2001, and $732,000 in 2002.

In December 1997, CBCC entered into a six-year operating lease agreement for certain manufacturing equipment. There are several options available to the Company at the end of the lease term, which include renewal of the lease, purchase of the equipment by CBCC, or sale of the equipment.

NOTE TWELVE
-----------------------------------------------------------

COMMITMENTS AND CONTINGENCIES:

CBCC. In connection with the CBCC Acquisition, the Company and BP entered into a remediation agreement (the "Remediation Agreement"). Under the terms of the Remediation Agreement, BP is responsible for certain remediation activities attributable to environmental releases which occurred prior to the CBCC Acquisition at CBCC's manufacturing facility and the construction of a waste water treatment plant to enable CBCC to comply with its waste water discharge permit (the "Permit"). BP also is obligated under the CBCC Purchase Agreement to indemnify the Company for liabilities arising out of certain environmental conditions that existed as of the CBCC Acquisition date. BP has performed certain activities in this regard and has acknowledged liability for certain releases of regulated substances into the environment which occurred prior to the CBCC Acquisition.

While CBCC's waste water treatment plant has been in operation since May 1993, CBCC is still experiencing occasional exceedances to certain limitations contained in the Permit, resulting in violations of the Clean Water Act. The Ohio Environmental Protection Agency ("Ohio EPA") is kept apprised as to the status of activities concerning the elimination of exceedances and has not initiated any enforcement action against CBCC for prior exceedances, but has indicated that it may do so if violations of the Permit limits continue. In early 1997 CBCC identified certain conditions it believed to be contributing to the Permit limit exceedances and undertook corrective measures that have reduced significantly the Permit exceedances. Although


                                                           1997 ANNUAL REPORT 33
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

certain Permit exceedances are still being experienced on occasion, precluding CBCC's routine compliance with the Permit, CBCC has identified certain additional conditions that may be contributing to the exceedances and is actively working to correct these conditions.

CBCC and/or other entities named "Chase Brass & Copper Co." (which may include Old Chase or divisions of Old Chase) have been named by governmental agencies and/or private parties as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and/or state laws with respect to two sites, and may have been identified as a PRP at one additional site, as described in the following paragraphs.

CBCC has been named one of over 130 defendants in a CERCLA Section 107 action styled Ashland Oil, Inc. v. Acme Scrap Iron & Metal Corp., et. al. (Case No. I:94 CV 1592), which seeks recovery of response costs previously spent and proposed to be spent by the plaintiff Ashland Oil at the Huth Oil Services Company site located in Cleveland, OH. A waste oil reclamation facility was operated at the site from 1938 until 1990. Beginning in 1983, and at various other times until 1990, both the U.S. EPA and the Ohio EPA conducted inspections and sampling at this site. In October 1990, the U.S. EPA ordered the plaintiffs, Ashland Chemical Company (a division of Ashland Oil, Inc.), The Cleveland Electric Illuminating Company and Huth Oil Services Company, to remediate the site. As a result thereof, the plaintiff has alleged that between 1990 and 1993 it and the other ordered parties have incurred response costs in excess of $10 million. The complaint alleges that the defendants are each strictly, as well as jointly and severally, liable. The Company believes, however, that CBCC has had no contact with the site and has no knowledge as to what, if any, share of response costs has been allocated to CBCC. BP has been notified of the institution of this suit and has assumed the defense thereof because alleged events giving rise to CERCLA liability occurred prior to the CBCC Acquisition.

CBCC has been notified by a group of private parties of its potential identification as a PRP at a site in Tifton, Georgia, commonly known as the "SoGreen" site. According to the notice, a flue dust and flyash recycling facility was operated at the site from approximately 1976 until 1993. Pursuant to a consent order entered into between Atlantic Steel Industries, Inc., Florida Steel Corporation, Georgetown Steel Corporation, Owen Electric Steel Company of South Carolina and U.S. Foundry & Manufacturing Corporation (collectively, the "Steel Companies") and the Georgia Department of Natural Resources-- Environmental Protection Division, the Steel Companies have been engaged in removing a flue dust pile, and also have undertaken an assessment of groundwater, at this site. In addition, pursuant to a U.S. EPA unilateral order, the Steel Companies apparently are engaged in a removal action to remediate contaminated soils, and are undertaking the cleanup of non-metal contaminants, at the site. The notice also indicates that the Steel Companies settled, for approximately $3 million, a class action brought by residents of the area near the site alleging property damage due to the proximity of the residents' neighborhood to the site. The notice alleges that CBCC may be liable for contribution with respect to prior cleanup costs incurred by the Steel Companies and may be required to participate in funding future cleanup costs at the site. According to the notice, the Steel Companies currently have expended or are committed to expend approximately $17 million (including settlement of the class action) on matters related to the site. The Company believes that CBCC has had no contact with this site and that this site received waste materials from an entity named "Chase Brass & Copper Co.," which may have been a division of Old Chase (not related to the brass rod division acquired by the Company), located in North Carolina. BP has been notified and has assumed defense of this matter.

The Jack's Creek, or Sitkin Smelting & Refining, site located in Mifflin County, PA, was placed on the U.S. EPA's National Priorities List in 1989. While CBCC has not received any formal notification from the U.S. EPA or any third party, the Company believes that Old Chase has been identified by the U.S. EPA as a PRP. To the Company's knowledge, however, neither CBCC nor the brass rod division of Old Chase directly disposed of hazardous wastes at this site. Nevertheless, BP has been notified by the Company of CBCC's (or Old Chase's) apparent identification as a PRP and BP's responsibility for any liability associated with this site as it relates to periods prior to the date of the CBCC Acquisition. Based on information available to the Company, it appears that if CBCC or Old Chase were determined to be liable, liability would be allocated on the basis of 0.5828% of cleanup costs (or approximately $376,000).

The Company believes that CBCC has no liability for the cleanup costs related to these sites because (a) such liability is attributable to an entity that had the same or similar name to that of CBCC, such as a division or subsidiary of BP (other than the brass rod division of Old Chase), or (b) such liability arose from acts that occurred prior to the CBCC Acquisition and, therefore, BP retained such liability under


34 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

the CBCC Purchase Agreement and is contractually obligated to indemnify the Company for such liabilities. To the extent CBCC incurs any cleanup costs with respect to these sites, it intends to enforce its rights under the CBCC Purchase Agreement to recover such amounts from BP.

Preliminary studies conducted immediately prior to the CBCC Acquisition indicated that the site upon which CBCC's manufacturing facility is located has been contaminated with certain volatile organic compounds, including trichlorethylene, as well as total petroleum hydrocarbons and certain metals from historical operating practices. BP conducted initial site investigation activities in an effort to determine the extent of contamination and appropriate cleanup methods. After reviewing the results of that investigation, CBCC determined that additional sampling was necessary to more fully delineate the extent and magnitude of contamination and to identify appropriate cleanup standards. In October 1997, CBCC initiated additional sampling that it believes is necessary to establish appropriate cleanup standards and to identify available remedial methods and potential regulatory constraints related to specific remedial methodologies. The results of the initial sampling conducted by BP, the additional sampling conducted by CBCC, and input from the Ohio EPA will be used to develop a comprehensive remediation plan for the site. The investigation is being conducted on a voluntary basis with the concurrence of the Ohio EPA.

Because the site investigatory activities related to CBCC's facility are not yet complete, the Company presently is unable to estimate with any degree of certainty the extent of contamination or the amount of site cleanup costs associated therewith, although such costs may be material. Therefore, to the extent CBCC is required to fund cleanup costs related to the remediation of contamination at its manufacturing facility as a result of BP's refusal to implement remediation activities acceptable to CBCC, such costs could have a material adverse effect on the Company's financial condition and results of operations pending the recovery of such amounts from BP. However, because BP has acknowledged its contractual obligation to fund certain investigatory and cleanup activities related to site contamination attributable to Old Chase's operations, the probability that CBCC would be required to make material expenditures related to site cleanup appears to be remote. Accordingly, no reserves have been established regarding the aforementioned matters. Additionally, the Company expects no material impact on its financial position, results of operations or liquidity as a result of the existence of any other environmental conditions related to CBCC.

To the extent CBCC incurs cleanup costs with respect to CBCC's site, it intends to enforce its rights under the CBCC Purchase Agreement and/or Remediation Agreement to recover such amounts from BP. In the event the Company is entitled to recovery from BP pursuant to the Remediation Agreement, the CBCC Purchase Agreement, or otherwise, but is unable to collect such amounts from BP, the Company may elect to offset the amounts of such recoveries against amounts payable under the $20 million BP Note to the extent it legally is entitled to do so. See Note 5, Other Assets, and Note 6, Financing Arrangements, for a discussion of the receivable from BP and prior offsets against amounts owing under the BP Note.

Leavitt. Prior to the closing of the Leavitt Acquisition, five underground storage tanks ("USTs") were removed from Leavitt's facility in Hammond, IN. Prior to removal, one or more of the USTs released petroleum and other chemical constituents into the environment. Some contamination of groundwater and soil at the Hammond facility remains in place. Prior to the Leavitt Acquisition, Old Leavitt had conducted sampling and had requested the Indiana Department of Environmental Management ("IDEM") to "close" the UST removal project. The IDEM has not yet issued a "closed" letter, and in February 1997, notified Leavitt that additional groundwater sampling will be required prior to the IDEM considering closure. Additional groundwater sampling was conducted in fourth quarter 1997, and the final test results have been submitted to the IDEM for review. The Hammond operations were relocated to Chicago in September 1997, and no manufacturing activities currently are conducted at the Hammond location.

Pending further direction from the IDEM, the Company currently is unable to determine the extent of contamination or what, if any, remedial activities may be required at the Hammond facility. Because, as noted above, there exists evidence of contamination at the Hammond facility, the cleanup costs associated with the environmental conditions at the Hammond facility could be material. However, based on test results currently available, the probability that Leavitt would be required to make material expenditures relating to site cleanup at the Hammond facility appears to be remote. Therefore, the Company has not made any specific accrual for costs related to investigation or cleanup at the Hammond facility. To the extent the Company or Leavitt incurs a liability with respect to site cleanup at the Hammond facility, UNR Industries, Inc., is obligated under the Leavitt Acquisition Agreement to indemnify Leavitt for 90% of losses related to certain environmental conditions, including costs incurred with respect to contaminants released at


                                                           1997 ANNUAL REPORT 35
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Leavitt's properties (including the Hammond facility) prior to the Leavitt Acquisition, to the extent such losses exceed $400,000 in the aggregate. In addition, to the extent the contamination at the Hammond facility is attributed to actions of prior owners, the Company may be entitled to recover from prior owners costs incurred by the Company at the Hammond site.

NOTE THIRTEEN
-----------------------------------------------------------

SUBSEQUENT EVENT:

On January 7, 1998, a lawsuit entitled Ken-Chas Reserve Company and BP Exploration (Alaska) Inc. and The Standard Oil Company v. Chase Industries Inc. was filed in the Court of Common Pleas in Cuyahoga County, OH (the "Petition"). In the Petition, Plaintiffs seek declaratory judgement regarding the calculation of interest payable under the BP Note. Under the BP Note, a contingent interest payment was payable August 24, 1996, calculated pursuant to a formula based on the Company's "EBDIT" (defined in the BP Note as earnings before depreciation, interest and taxes, as determined in accordance with GAAP) for years 1990 through 1995. In calculating the interest payable August 24, 1996, the Company followed the express terms of the BP Note and, accordingly, deducted amortization from earnings for the purposes of the interest calculation. In calculating the interest payable on August 24, 1996, in accordance with the express terms of the BP Note, the interest payable was $254,748, which the Company offset against the receivable from BP. See Note 5, Other Assets. Plaintiffs allege that, notwithstanding the express terms of the BP Note, the "EBDIT" should be interpreted to refer to earnings before depreciation, interest, taxes and amortization and, based on such interpretation, allege that the contingent interest payable under the BP Note in August 1996 should have been $5,833,811.

In addition, under the BP Note, interest is payable August 24 of each year from and after August 24, 1996, until the BP Note matures on August 24, 1999. The interest due and payable August 24, 1997, was $1,856,000, which amount the Company also offset against the receivable from BP. Plaintiffs also seek money judgement against the Company for payment of the $1,856,000 in interest that was payable as of August 24, 1997. See Note 6, Financing Arrangements.

Under a separate letter dated January 22, 1998, Old Chase has asserted that, as a result of failing to pay the interest as described in the Petition, the Company is in default under the BP Note and, unless such amounts are paid within thirty days, Old Chase intends to accelerate the BP Note.

The Company disputes the allegations made by the Plaintiffs regarding the interpretation of EBDIT, believes that the Company properly offset the interest amounts payable in August 1996 and 1997 against the receivable from BP, and believes this lawsuit is without merit. On the same basis, the Company disputes that a default exists under the BP Note. In the event BP were to prevail in its position, the Company believes that it would be able to pay amounts due BP, including the principal amount of the BP Note, utilizing cash on hand, offsets of amounts owing from Old Chase and BP, and, if necessary, borrowings obtained under its existing Bank Credit Facility. Therefore, the Company continues to classify the BP Note as long term.


36 CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

CHASE INDUSTRIES INC.
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chase Industries Inc.:

We have audited the accompanying consolidated balance sheet of Chase Industries Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chase Industries Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.

Detroit, Michigan
February 4, 1998


                                                           1997 ANNUAL REPORT 37
--------------------------------------------------------------------------------